October 1, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Jennifer Thompson

Re:	Boardwalk Pipeline Partners, LP Comment Letter dated September 15, 2015 Form 10-K for the fiscal year ended December 31, 2014, Filed February 20, 2015
File No. 001-32665

VIA EDGAR FILING AND FACSIMILE TRANSMISSION – 202-772-9202

Dear Ms. Thompson:

This letter sets forth the responses of Boardwalk Pipeline Partners, LP, a Delaware limited partnership (the “Company” or the “Registrant”), to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by the letter (the “Comment Letter”) dated September 15, 2015 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-32665) (the “2014 Form 10-K”) .

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.  References in the text of the responses herein to captions and page numbers are to the captions and pages numbers in the 2014 Form 10-K.  Capitalized terms used in this letter and not otherwise defined herein have the meanings given to them in the 2014 Form 10-K.

9 Greenway Plaza, Suite 2800 Houston, Texas 77046 713.479.8000 www.bwpmlp.com

Ms. Jennifer Thompson
United States Securities and Exchange Commission
October 1, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 33

1.
Please provide a more informative analysis and discussion of your results of operations and, in doing so, ensure it is not a mere recitation of changes and other information evident from the financial statements. We note, for example, that your discussion of the change in operating costs and expenses between fiscal 2013 and 2014 focuses on the impairments and gains on sales of operating assets during those periods. There is no discussion of why the majority of your operating expense line items increased as a percentage of sales and minimal explanation as to why, excluding the impairments and gains on asset sales, total operating expenses increased from 63.5% to 67% of sales, or approximately 8% on a dollar basis. Ensure that your revised disclosures assist in satisfying the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

•	to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;

•	to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

•
to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Response: The Registrant has reviewed the 2014 Form 10-K and SEC Release No. 33-8350 and believes its existing MD&A is materially compliant with the requirements. Item 7 of the 2014 Form 10-K includes on page 31 an Overview section which states that, with the exception of fuel consumed at the Registrant’s compressor stations, the Registrant’s operating expenses do not vary significantly based on the amount of products transported. In other words, the Registrant’s business is capital-intensive and most of the costs are fixed. Due to this fact, management of the Registrant reviews material changes in operating costs in the context of longer-term trends in the business and does not review operating expenses as a percentage of revenues on a period-to-period basis. Information regarding the most important trend in operating costs is included on page 32 under the heading “Pipeline System Maintenance.” However, the

Ms. Jennifer Thompson
United States Securities and Exchange Commission
October 1, 2015

Registrant acknowledges the Staff’s comments and submits the following illustrative mark-up of the disclosures from the Registrant’s 2014 Form 10-K. The Registrant will provide similar disclosures in its future Form 10-K filings.
Results of Operations

The Overview section in this Item 7, and Note 2 of Item 8, contain summaries of our revenues and the related revenue recognition policies. A significant portion of our revenues are fee-based, being derived from capacity reservation charges under firm transportation agreements with customers, which do not vary significantly period to period, but are impacted by longer-term trends in our business such as lower pricing on contract renewals and other factors discussed elsewhere in this MD&A. Our operating costs and expenses do not vary significantly based upon the amount of products transported, with the exception of costs recorded in Fuel and transportation expense, which are typically offset by revenues from retained fuel included in our Transportation revenues. Please refer to Recent Developments above for further discussion of items that have impacted, or could impact in the future, our results of operations, including material trends in our operating revenues and expenses.

2014 Compared with 2013

Our net income attributable to controlling interests for the year ended December 31, 2014, decreased $20.1 million, or 8%, to $233.6 million compared to $253.7 million for the year ended December 31, 2013~~, due to the factors discussed below~~. In addition to the factors discussed below, net income for 2014 was impacted by a $10.0 million impairment charge, $7.1 million of which was reflected in operating expenses, related to the Bluegrass project, a project between us, BPHC and The Williams Companies, Inc. (Bluegrass Project), which was dissolved due to cost escalations, construction delays and lack of customer commitments, among other things. Net income for 2014 was also impacted by $2.6 million of costs from the acquisition of the Evangeline pipeline system. Net income for 2013 was impacted by a $51.5 million goodwill impairment charge and $29.5 million of gains from the sale of operating assets, including storage gas.

Operating revenues for the year ended December 31, 2014, increased $28.2 million, or 2%, to $1,233.8 million, compared to $1,205.6 million for the

Ms. Jennifer Thompson
United States Securities and Exchange Commission
October 1, 2015

year ended December 31, 2013. Excluding items offset in Fuel and transportation expense, primarily retained fuel and gas sales associated with our Flag City processing plant, operating revenues increased $0.9 million. Transportation revenues, excluding retained fuel, increased $23.7 million ~~The increase was primarily due to a $27.2 million increase in transportation and other revenues~~ generally due to the colder than normal winter weather in our market areas and growth projects which were recently placed into service, partly offset by lower firm transportation revenues due to the effects of the market and contract renewal conditions which are discussed above in Market Conditions and Contract Renewals. ~~Additionally, revenues increased $12.9 million from fuel retained due to higher natural gas prices and $14.9 million from gas sales associated with our Flag City processing plant, which were offset by gas purchases recorded in Fuel and transportation expense.~~ Storage and PAL revenues were lower by $22.0 million primarily as a result of the effects of unfavorable market conditions on natural gas time period price spreads.

Operating costs and expenses for the year ended December 31, 2014, increased $44.6 million, or 6%, to $835.7 million, compared to $791.1 million for the year ended December 31, 2013. Excluding items offset in Operating revenues, as discussed above, the $7.1 million impairment charge from the Bluegrass Project, the Evangeline acquisition costs and the 2013 items discussed above, Operating costs and expenses increased $29.6 million, or 4% when compared to the comparable period in 2013. The increase in operating expenses was driven by ~~an increase of $27.3 million in Fuel and transportation expenses mainly driven by gas purchases for the Flag City processing plant which were offset in revenues and the effects of higher natural gas prices on fuel,~~ a $17.1 million increase in depreciation expense primarily due to an increase in our asset base from the Evangeline pipeline acquisition and recently completed projects and a $12.3 million increase in operation and maintenance expense primarily due to increased pipeline system maintenance discussed above. ~~expense projects. Additionally, we recognized a $7.1 million impairment charge related to the Bluegrass project, a project between us, BPHC and The Williams Companies, Inc., (Bluegrass Project), which was dissolved due to cost escalations, construction delays and lack of customer commitments, among other things. The 2013 period was unfavorably impacted by a $51.5 million goodwill impairment, which was partially offset by $29.5 million gains from the sale of operating assets, including storage gas.~~

Ms. Jennifer Thompson
United States Securities and Exchange Commission
October 1, 2015

Total other deductions for the year ended December 31, 2014, increased by $87.1 million, or 53%, to $250.9 million compared to $163.8 million for the 2013 period. The increase was driven by equity losses in unconsolidated affiliates of $86.5 million resulting from previously capitalized costs associated with the Bluegrass Project that were expensed in the first quarter 2014, which losses were mostly offset by noncontrolling interests related to that project.

Liquidity and Capital Resources, page 34

2.
Please provide a more informative analysis and discussion of operating, investing and financing cash flows for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Item 1 of Section IV.B of SEC Release No. 33-8350.

Response: As discussed under Our Business, beginning on page 5 of the Registrant’s 2014 Form 10-K, and Overview, beginning on page 31, a significant portion of the Registrant’s cash flows are fee-based, being derived from capacity reservation charges under firm transportation agreements with customers, and do not vary significantly from period to period. Significant variability in cash flows generally results from longer-term trends in the Registrant’s business, capital expenditures and financing transactions which are disclosed elsewhere in Item 7. Other variations in cash flows are driven by changes in earnings. However, the Registrant acknowledges the Staff’s comments and submits the following illustrative mark-up of the disclosures from the Registrant’s 2014 Form 10-K. The Registrant will provide similar disclosures in its future Form 10-K filings, along with an explanation of other reasons or implications, if any, of material changes in cash flows.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
October 1, 2015

Cash Flows from Operating, Investing and Financing Activities

A significant portion of our revenues are fee-based, being derived from capacity reservation charges under firm transportation agreements with customers, and our operating expenses do not vary significantly from period to period. Significant variability in cash flows generally results from changes in capital expenditures, pipeline maintenance expenses and financing transactions from period to period, as well as other longer-term trends in our business which impact earnings, such as lower pricing on contract renewals and other factors, all of which are discussed elsewhere in this MD&A.

Changes in cash flow from operating activities

Net cash provided by operating activities decreased $20.7 million to $513.6 million for the year ended December 31, 2014, compared to $534.3 million for the comparable 2013 period primarily due to the change in net income, excluding the effects of non-cash items such as depreciation and amortization, asset impairment, equity losses in unconsolidated affiliates and the net gain on sale of operating assets. The decrease in net income was primarily driven from an increase in operating expenses as discussed above.

Changes in cash flow from investing activities

Net cash used in investing activities increased $389.8 million to $699.2 million for the year ended December 31, 2014, compared to $309.4 million for the comparable 2013 period. The increase was primarily driven by an increase in capital expenditures as discussed above in Pipeline System Maintenance and Capital Expenditures of $109.6 million and the acquisition of the Evangeline pipeline of $294.7 million, partially offset by a decrease in proceeds from the sale of operating assets of $57.8 million and a decrease in our net investment in the Bluegrass Project of $67.3 million.

Changes in cash flow from financing activities

Net cash provided in financing activities was $163.7 million for the year ended December 31, 2014, compared to net cash used in financing activities of $200.3 million for the comparable 2013 period, an increase in net cash provided by financing activities of $364.0 million. The increase resulted primarily from a decrease in distributions of $434.7 million as a result of our decision to use internally generated cash to fund a portion of our growth and reduce leverage, an increase in net borrowings of $389.9

Ms. Jennifer Thompson
United States Securities and Exchange Commission
October 1, 2015

million, partially offset by a net decrease in capital contributions from noncontrolling interests of $86.8 million. The 2013 period included proceeds received from the sale of common units of $376.5 million, including related general partner contributions.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page 48

3.
We note that you have contract arrangements where you retain ownership of a portion of customer inventory that you then may sell. Please tell us the amount of revenue you have recognized, for each financial period presented, related to the sale of this type of tangible commodity. Please note that you may be required to separately disclose net sales of tangible products and service revenues to comply with Rule 5-03(b)(1) of Regulation S-X, and to separately disclose the related costs and expenses to comply with Rule 5-03(b)(2).

Response: The contractual arrangements under which the Registrant retains ownership of a portion of customer inventory relate to storage of ethylene. Under these contracts, as described in Note 2, Revenue Recognition, on page 56 of the 2014 Form 10-K, the Registrant retains ownership of 0.5% of customer ethylene injected into the Registrant’s storage wells to account for ethylene that may be lost in providing the service. The Registrant may sell any retained volumes that exceed losses if commercially marketable volumes are on hand. The Registrant recognizes revenues from these sales, which are incidental to its liquids storage operations and typically are not material, at the time of sale. In 2013, the Registrant recognized in revenues $8.7 million from the sale of ethylene. No ethylene sales were made in 2014 or 2012. The Registrant considered Rule 5-03(b)(1) of Regulation S-X in its disclosures. Since ethylene sales for any period presented did not exceed the 10 percent threshold of revenues, separate disclosure or presentation was not required in accordance with Rule 5-03(b)(1) of Regulation S-X. In future filings, the Registrant will disclose the amount of revenues recognized from the sale of ethylene to the extent the 10 percent threshold is met.

***

Ms. Jennifer Thompson
United States Securities and Exchange Commission
October 1, 2015

The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Although the Registrant is, of course, amenable to enhancing its disclosures in the context of the Comment Letter and the Staff’s follow-up comments, if any, these responses should not be considered an indication that the Registrant believes any disclosures in the captioned 2014 Form 10-K filing were inadequate or incorrect in any material aspect.

If you have any questions or further comments, please feel free to contact me at 713-479-8082.

Very truly yours,

By:     /s/ Jamie L. Buskill
Jamie L. Buskill
Senior Vice President, Chief
Financial and Administrative
Officer and Treasurer